NEWS RELEASE 06-51	December 19, 2006

FRONTEER IDENTIFIES THREE ADDITIONAL URANIUM-COPPER-GOLD-SILVER TARGET AREAS ON ITS YUKON PROJECT

Fronteer Development Group Inc (“Fronteer”) (FRG–TSX / AMEX) is pleased to announce encouraging new uranium-copper-gold-silver results from three additional Olympic Dam-style prospects in the Wernecke Mountains, Yukon. These prospects – Hail, Hail West, and Pagisteel, along with two previously announced prospects called Fireweed and Thunder Mountain, will be the focus of a 10,000 metre follow up drill program in the summer of 2007.

HAIL URANIUM PROSPECT

The Hail prospect is defined by abundant uranium-bearing boulders, which occur over an area measuring at least 160 metres by 60 metres. The source of these locally derived boulders is interpreted, by Fronteer, to be immediately up slope, beneath a thick veneer of breccia talus.

  Seventeen boulders were sampled, returning an average grade of 0.15 % U3O8, with a maximum value of 0.30% U3 O8 .

The Hail Prospect has never been drilled. Further mapping and sampling, in preparation for drilling, is planned for the 2007 field season.

HAIL WEST COPPER-GOLD-SILVER PROSPECT

Impressive zones of outcropping copper-gold-silver mineralization were sampled over a strike length of 200 metres. Mineralization is exposed intermittently within deeply incised gullies that dissect an area of very limited outcrop exposure.

  One sample, taken from an outcropping massive copper bearing vein (approximately 1 foot wide), returned 24.5% copper, 2.45 grams per tonne gold and 62.50 grams per tonne silver.

  Seven other rock samples taken from outcropping veins and adjacent boulders averaged 7.92% copper with individual values of up to 4.12 grams per tonne gold, 123 grams per tonne silver, 0.70% Cobalt and 0.33% Nickel (see Table 1).

The Hail West Prospect has also never been drilled. Further mapping, trenching and sampling, in preparation for drilling, is planned for the 2007 field season.

Table 1: Assay highlights from the Hail West showing.

Sample Type	Gold (g/t)	Silver (g/t)	As (ppm)	Co (ppm)	Cu (%)
Grab	0.02	0.54	80.8	30	0.16
Float	1.53	30.2	1055	280	11.50
Float	0.13	71.5	3380	1265	7.14
Grab	2.45	62.5	1755	422	24.50

Grab	4.12	26.0	9550	6960	7.18
Grab	0.89	123	266	212	3.71
Float	0.85	51.6	59.9	133	1.27

PAGISTEEL FAULT PROSPECT

The Pagisteel Fault is a regional scale structure that follows a broad valley with no outcrop and extensive soil development. A soil geochemistry survey was carried out over a 2.5 kilometre long section of this fault. Results have defined a 1.8 kilometre long coincident uranium–gold–copper in soil anomaly. This anomaly is characterized by uranium values in soil of up to 0.01%, gold values of up to 0.29 grams per tonne and copper values of up to 0.32% .

  Rock samples collected within the soil grid area returned maximum values of 5.75 % copper, 1.24 grams per tonne gold and 5.75 grams per tonne silver.

The Pagisteel Prospect has also never been drilled. Ground geophysics and further soil sampling, in preparation for drilling, is planned for the 2007 field season.

EXPLORATION PLANS

To date, Fronteer has identified six large target areas for immediate follow up exploration work in 2007. The estimated exploration budget in 2007, will be a minimum of $5.5 million and include at least 10,000 metres of drilling. Field exploration work is anticipated to commence in May-June.

ABOUT FRONTEER

Fronteer is a rapidly evolving company committed to building long term value through ongoing discoveries and strategic acquisitions. There are currently 10 drill rigs operating in Turkey and one drill rig operating in Mexico on two gold-silver projects. Fronteer has a strong balance sheet and holds a 47.2% interest in Aurora Energy Resources (AXU-TSX).

For further information on Fronteer visit www.fronteergroup.com or contact:

Dr Mark O'Dea, President & CEO

Dr Rick Valenta, VP Exploration & COO

(PH) 604-632-4677 or Toll Free 1-877-632-4677

info@fronteergroup.com

Assay results have been prepared under the guidance of Dr. Richard Valenta, P. Geo, who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data. All samples were analyzed by ALS Chemex, North Vancouver, BC, using ICP-AES, fire assay and XRF on U overlimits.

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to the timing and amount of estimated future resources and resource conversion rates and the timing and level of exploration activities, including drilling activities; involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to joint venture operations, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, future metal prices, economic and political stability in Canada, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled "Risk Factors" in Fronteer's recent Form 20-F and Annual Information Form on file with the United Sates Securities and Exchange Commission in Washington, D.C. and the Canadian Securities Commissions. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factor that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements